SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

COLE CORPORATE INCOME TRUST, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$14,000,000	$1,803.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,000,000 Shares at a purchase price equal to $7.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,060.80
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: November 4, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) CMG LEGACY INCOME FUND, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC, AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 2,000,000 shares of common stock (the “Shares”) in Cole Corporate Income Trust, Inc. (the “REIT”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 4, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

The Offer is being amended to lower the Offer Price to $7.00 per share in light of the recent events and disclosures surrounding the REIT’s advisor’s parent company, American Realty Capital Properties and the termination of the sale of the REIT’s advisor.  The Purchasers believe that the risks relating to this disclosure and the potential risk to the pending merger of the REIT with Select Income REIT necessitate a lower Offer Price.  The Offer to Purchase, Letter to Shareholders, and Agreement of Assignment and Transfer are amended and restated in their entirety and attached hereto.  Any Agreements of Assignment and Transfer received by the Purchasers reflecting an $8.00 per Share purchase price will be returned to tendering shareholders.

Item 12.                      Exhibits.

(a)(1)	Amended Offer to Purchase dated November 6, 2014

(a)(2)	Amended Agreement of Assignment and Transfer dated November 6, 2014

(a)(3)	Amended Letter to Shareholders dated November 6, 2014
(a)(4)	Form of advertisement in Investor’s Business Daily*
(b)- (h)	Not applicable.

*Previously filed on November 4, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 6, 2014

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson